THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
GREENFIELD ROBOTICS CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of Greenfield Robotics Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of August 23, 2024 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A.   The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B.   This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1   Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2   Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1 <u>Formation</u>. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "***Certificate***") on August 22, 2024 with the Secretary of State of the State of Delaware.

2.2 <u>Name</u>. The name of the Company is "Greenfield Robotics Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3 <u>Registered Office and Registered Agent</u>. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4 <u>Purpose</u>. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "***Offering***"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "***Acquired Securities***." The "***Securities***" and the "***Acquired Securities***," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5 <u>Term</u>. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with <u>Article 11</u>.

2.6 <u>No State Law Partnership</u>. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7 <u>Title to Company Assets</u>. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8 <u>Payment and Reimbursement of Expenses</u>. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9 <u>Foreign Qualification</u>. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1 <u>Units; Authorization and Issuance of Units</u>.

(a) The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b) The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c) The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of <u>Section 12.3</u>. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2 <u>No Other Persons Deemed Members</u>. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member. In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "*Capital Account*") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   <u>Allocations of Profits and Losses</u>. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   <u>Restrictions on Transfers of Units</u>. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this <u>Article 6</u> and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   <u>Effects of Transfers</u>.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   <u>Drag Along</u>. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.

ARTICLE 7
MANAGEMENT

7.1 <u>Management Under Direction of the Manager</u>.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to <u>Section 7.4</u>, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in <u>Section 2.4</u>. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to <u>Section 7.5(c)</u>, each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; <u>provided</u>, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

7.2 <u>Administrator</u>.

(a) The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

(b) The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this <u>Section 7.2</u>. The Administrator shall serve in that role unless removed pursuant to this <u>Section 7.2</u>. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

(c) The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to <u>Section 7.5(b)</u>. Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

(d) The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3 <u>Members</u>. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("***Pass-Through Voting***"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "*Covered Person*") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   <u>Tax Partnership</u>. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   <u>Tax Controversies</u>. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   <u>Liquidation Events</u>.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "***Liquidation Event***"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein) or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of Article 8 and the Issuer shall be a third-party beneficiary of Section 3.7(c).

12.6   Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7   Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8   Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10   Independent Counsel. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

Greenfield Robotics Crowdfunding Vehicle, LLC
By: Greenfield Robotics Corporation, its Manager

By: _____
Name: Nandan Kalle
Title: Chief Executive Officer

MANAGER:

Greenfield Robotics Corporation

By: _____
Name: Nandan Kalle
Title: Chief Executive Officer

By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.*

SCHEDULE I

DEFINITIONS

"*Acquired Securities*" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"*Act*" means the Delaware Limited Liability Company Act, as amended.

"*Additional Member*" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"*Administrator*" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"*Affiliate*" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"*Arbitration Location*" means the State of Delaware.

"*Capital Contribution*" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"*Code*" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"*Confidential Information*" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"*Control*," including the correlative terms "*Controlling*," "*Controlled by*," and "*Under Common Control with*" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Investment Company Act***" means the Investment Company Act of 1940, as amended.

"***Issuer***" means Greenfield Robotics Corporation, a Delaware corporation.

"***Issuer Constituent Documents***" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"***Manager's Address***" means 36706 W 39th St S, Cheney, Kansas, 67025 US, Attention: Nandan Kalle.

"***Member***" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"***Offering***" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"***Operating Expenses***" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"***Percentage Interest***" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"***Person***" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Rule 3a-9***" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"***Securities***" means the Series Seed-3 Preferred Stock, $0.00001 par value per share (the "***Securities***") issued by the Issuer.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Tax***" or "***Taxes***" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"***Tax Return***" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"***Transfer***," including the correlative terms "***Transferring***," and "***Transferred***," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"***Treasury Regulations***" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"***Units***" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***